

SEC 07004989 IISSION

AB* 3/26

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREIF & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 W. 5th. Street, Sixty Fifth Floor
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

PROCESSED MAR 29 2007 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Greif (213) 346-9255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett Inc.
(Name – *if individual, state last, first, middle name*)

1723 Cloverfield Blvd. (Address) Santa Monica (City) California (State) 90404 (Zip Code)


SEC MAIL
RECEIVED
MAR 0 200
WASH. D.C.
185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lloyd Greif, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greif & Co., as of FEBRUARY 27, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public


HILDA B. MORENO
Commission # 1597338
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREIF & CO.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2006


SEC MAIL
WASH. D.C.

GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2006

TABLE OF CONTENTS



GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

Independent Auditors' Report

The Board of Directors
Greif & Co.
Los Angeles, California

We have audited the accompanying statement of financial condition of Greif & Co. as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greif & Co. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Gumbiner Savett Inc.

February 27, 2007

GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

ASSETS		
Cash and cash equivalents	$	291,802
Marketable securities		510,523
Investment banking receivables, net of allowance for doubtful accounts of $323,548		449,928
Property and equipment, at cost, net of accumulated depreciation		730,071
Convertible note receivable		250,000
Note receivable, employee		65,000
Prepayments and other assets		87,569
TOTAL ASSETS	$	2,384,893

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued bonuses	$	106,292
Accounts payable and accrued expenses		336,471
TOTAL LIABILITIES		442,763
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common stock, no par value: Authorized, 100,000 shares; Outstanding, 1,000 shares		10,000
Retained earnings		1,932,130
TOTAL STOCKHOLDER'S EQUITY		1,942,130
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,384,893

The accompanying notes are an integral part of this statement.

GREIF & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION
As of December 31, 2006

Greif & Co. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company provides investment banking services to companies seeking to raise capital or acquire or divest operations.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation:

Depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Autos	5 years

Leasehold improvements are amortized over the shorter of the life of the applicable lease or the life of the asset.

S corporation election:

The Company and its stockholder have elected to treat corporate taxable income as income to the stockholder. Accordingly, federal and state income taxes are liabilities of the stockholder and not of the Company, except that California levies a 1.5% tax on electing corporations.

Cash equivalents:

The Company considers all highly liquid temporary cash investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investment banking receivables:

Investment banking receivables are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue receivables.

(Continued)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for doubtful accounts

Management reviews the allowance for doubtful accounts on a quarterly basis based on information collected from customers, the length of time receivables are past due, and historical experience. The Company provides specific reserves when losses are probable. The Company charges investment banking receivable losses against the allowance when management believes the account is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

Marketable securities:

Marketable securities consist of marketable equity securities carried at market value. Changes in the valuation of these securities are recorded as unrealized gains or losses. The first-in, first-out method is used by the Company to determine the cost of a security sold.

Revenue recognition:

Investment banking fees include fees that are contingent on, and are recognized upon, the successful completion of a project and fees for consulting services that are recognized as the services are rendered. Revenue attributable to equity interests received for services is recorded based upon the fair value of the equity interest as of the date of closing the transaction. For privately held securities, these equity interests are typically recorded at amounts that take into consideration that they may be subject to restrictions on resale and no ready markets exist. Additional revenue is recorded as liquidity events occur. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Long-lived assets:

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company assesses the carrying value of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an underlying asset may not be recoverable. In the event the carrying value of assets is determined to be unrecoverable, management would record an adjustment to the carrying value of the assets affected based upon a discounted-cash-flow method.

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions relating to the computation for determination of reserve requirements and information relating to the possession or control requirements under rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission throughout the year ended December 31, 2006.

GREIF & CO.
NOTES TO FINANCIAL STATEMENTS (Continued)
For the year ended December 31, 2006

NOTE 2: CONCENTRATIONS

The Company maintains cash balances at a bank where amounts on deposit are in excess of $100,000. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Concentration of credit risk also exists in the Company's short-term investments. Short-term investments are made with high-quality banks or brokerage firms in investment grade securities and highly liquid cash equivalents.

One of the Company's receivables represented 82% of total accounts receivable at December 31, 2006. The Company collected a significant portion of this receivable balance subsequent to the balance sheet date.

NOTE 3: MARKETABLE SECURITIES

At December 31, 2006, marketable securities consisted of the following:

	Market Value
Equity securities	$ 510,523

NOTE 4: PROPERTY AND EQUIPMENT

As of December 31, 2006, property and equipment consisted of the following:

Furniture and fixtures	$	932,614
Office equipment		146,109
Autos		33,580
Leasehold improvements		1,046,064
		2,158,367
Less accumulated depreciation		(1,428,296)
	$	730,071

GREIF & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION (Continued)
As of December 31, 2006

NOTE 5: COMMITMENTS

The Company leases office space, automobiles and office equipment under non-cancelable operating leases pursuant to agreements expiring through June 15, 2010. The office lease requires additional payments based on the operating costs of the building and provides for two five-year options to renew.

Minimum annual rental payments are as follows:

Year Ending		
2007	$	240,000
2008		199,000
2009		185,000
2010		92,000
	$	716,000

NOTE 6: NET CAPITAL REQUIREMENT AND OTHER REGULATIONS

As a registered broker and dealer in securities and as a member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. This rule prohibits a broker and dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in the rule. At December 31, 2006, the Company's net capital, as defined, was $389,021, which exceeded the required minimum net capital by $366,572.

NOTE 7: CONVERTIBLE NOTE RECEIVABLE

As of December 31, 2006, convertible note receivable consisted of the following:

Note, collateralized by company assets, bearing 9% interest per annum, due in February, 2007	$	250,000

This note was converted to 33,075 shares of the borrower's common stock, valued at $8.077425 per share. The total value equals the cumulative convertible note and interest due on the note at December 31, 2006.

NOTE 8: NOTE RECEIVABLE - EMPLOYEE

As of December 31, 2006, note receivable, employee, consisted of the following:

Note, uncollateralized, non-interest bearing, due January 31, 2008	$	65,000

END